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UBS AG Postfach CH-8098 Zurich Tel +41-44-234 11 11 www.ubs.com

May 2, 2016

US Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:       Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat

Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS Group AG and UBS AG have made disclosure pursuant to those provisions in their joint Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 18, 2016.

Respectfully submitted,

UBS AG

UBS Group AG

By:

/s/ Sarah M. Starkweather

Sarah Starkweather

Executive Director

/s/ Federica Pisacane Rohde

Federica Pisacane Rohde

Executive Director